KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

November 6, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:
	Re:	KWest Investment International Ltd. (the “Company”)
Registration Statement on Form S-1
File No. 333-176350

In connection with the Company's Form S-1 Registration Statement (file no. 333-176350), the Company hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m. (EST) Thursday, November 8, 2012 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that

(i)

should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per: /s/ Stolfin Wong
Stolfin Wong, President